Exhibit 99-2
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KOOR INDUSTRIES ANNOUNCES RESULTS OF ANNUAL GENERAL MEETING

TEL AVIV, Israel - June 11, 2007 - Koor Industries (NYSE: KOR), a leading Israeli holding Company, announced the resolutions of the Company's 2006 Annual General Meeting, held in the Company's offices on June 11, 2007.

Resolutions
1. To reappoint each of the following as a member of the Board of Directors of the Company (the "Board of Directors"): (1) Marc Shimmel; (2) Avraham Asheri.

2. To reappoint KPMG Somekh Chaikin, a member of KPMG International, as the Company's auditors and that the Board of Directors be, and is authorized to determine the fees of the said auditors or to delegate its power to the Audit Committee to determine such fees.

3. To amend the provisions of the Articles of Association of the Company to authorize and regulate the making of donations by the Company.

4. To approve an arrangement with Discount Investment Corporation Ltd. for participation in the compensation costs of the Chief Executive Officer of the Company.

At the Meeting, the Board of Directors presented, as required by Israeli law, the Meeting with the Audited Financial Statements of the Company for the year ended December 31, 2006. Printed copies are available upon request by either sending an email request to info@koor.com or by sending a fax request to Adv.
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Shlomo Heller, Corporate Secretary, +972 3 607 5111.


ABOUT KOOR INDUSTRIES
Koor Industries is a leading Israeli holding company, focusing on high-growth, internationally-oriented, Israeli companies. Koor actively invests in agrochemicals through Makhteshim Agan Industries; in telecommunications through its holdings in ECI Telecom, ECTel and Telrad Networks; and in venture capital through Koor Corporate Venture Capital. Koor's ADSs (American Depositary Shares) are traded on the New York Stock Exchange (NYSE: KOR) and Koor's Ordinary Shares are traded on the Tel Aviv Stock Exchange (TASE: KOR).


COMPANY CONTACT                                       IR CONTACTS
Oren Hillinger, Finance Director                      Ehud Helft / Kenny Green
Koor Industries Ltd.                                  GK Investor Relations
Tel:  972 3 607 - 5111                                Tel: 1 866 704 - 6710
Fax:  972 3 607 - 5110                                Fax: 972 3 607 - 4711
oren.hillinger@koor.com                               info@gkir.com

Forward looking statements in this release involve a number of risks and uncertainties including, but not limited to, international market conditions, domestic political factors, technological developments, ability to finance operations, and other factors which are detailed in the Company's SEC filings.